GRAPEFRUIT USA, inc.

10866 WILSHIRE BLVD. SUITE 225

LOS ANGELES, CA 90024

June 22, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grapefruit USA, Inc. Registration Statement on Form S-1
File No. 333- 232828

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Grapefruit USA, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on Thursday, June 25, 2020, or as soon thereafter as possible.

Very Truly Yours,

Grapefruit USA, Inc.

/s/ Brad Yourist
Brad Yourist
Chief Executive Officer